UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Resignation of Mr. Chenchao Zhuang

Mr. Chenchao Zhuang has resigned as a director of Jianpu Technology Inc. (the “Company”) due to personal reasons, effective June 21, 2023. Following Mr. Zhuang’s departure, the remaining seven (7) directors, including three (3) independent directors, will continue their services to the board of directors of the Company.

The Company would like to express its profound gratitude for Mr. Zhuang's tireless efforts and exceptional contributions to the company. As one of the directors of the board since the Company’s inception, his leadership, vision, and expertise have been crucial to the Company’s growth and innovation over the past 12 years. The Company wishes Mr. Zhuang all the best in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Yilü (Oscar) Chen
Name	:	Yilü (Oscar) Chen
Title	:	Chief Financial Officer

Date: June 22, 2023